United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

December 12, 2024

Date of Report (Date of earliest event reported)

A SPAC III Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	001-42401	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai Hong Kong	N/A
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +852 95833199

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, with no par value, and one right to receive one-tenth of one Class A ordinary share	ASPCU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	ASPC	The Nasdaq Stock Market LLC
Rights included as part of the units	ASPCR	The Nasdaq Stock Market LLC

☒	Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01. Other Events

On December 12, 2024, A SPAC III Acquisition Corp. (the “Company”) announced that it has identified two potential business combination target companies, one in the education sector (the “Potential Education Tech Target”), and the other in the consumer material technology sector (the “Potential Consumer Material Tech Target,” collectively, the “Potential Targets”) for an initial business combination (the “Potential Business Combination”). The Company believes the Potential Business Combination with either Potential Target would represent a compelling opportunity for the Company to complete its initial business combination and has entered into a non-exclusive letter of intent with each of the Potential Targets. Such letters of intent have no legal binding effect on either the Company or the Potential Targets.

According to the Potential Education Tech Target, it is headquartered in Anji County, China, with operations in Shenzhen. It is a comprehensive service platform for students pursuing university education globally, offering lifetime value services. The platform is committed to delivering a transformative customer experience through its academic services, college admissions, career development, and other offerings.

According to the Potential Education Tech Target, it was jointly established by three founders, each possessing relevant overseas educational backgrounds. The company’s business initially involved placements to Australian schools and has since expanded its reach to include countries such as the United Kingdom, the United States, and New Zealand.

According to the Potential Education Tech Target, it operates three main business segments: academic services, college entry, and career development. Its academic services include online tutoring and personalized academic planning across various universities. Its college entry segment provides admission planning services tailored to individual students to aid them in their pursuit of attending universities overseas, while its career development segment offers pre-career training courses and enterprise talent recruitment and training services.

According to the Potential Consumer Material Tech Target, it is one of the leading providers of bio-based antibacterial materials based in Nanjing, China.

According to the Potential Consumer Material Tech Target, it has established an integrated supply chain that includes research and development of bio-based antimicrobial materials, production of specialized antimicrobial fibers, and manufacturing consumer products across apparel, home textiles, medical supplies, and maternal care products. Furthermore, according to the Potential Consumer Material Tech Target, it has recently entered into strategic partnerships with leading fiber producers in China to expand its distribution reach and manufacturing capacities through outsourcing.

The execution of any definitive business combination agreement will be subject to certain customary conditions, including the satisfactory completion of due diligence and negotiation and preparation of documentation. There is no guarantee that the Company will enter into a definitive business combination agreement with either the Potential Education Tech Target or the Potential Consumer Material Tech Target, or any other companies.

Additional Information and Where to Find It

If a legally binding definitive agreement with respect to a proposed business combination is executed, the Company intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 or Form S-4, which will include a preliminary proxy statement/prospectus (a “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to the Company’s shareholders as of a record date to be established for voting on the Potential Business Combination.

This report may be deemed to be offering or solicitation material in respect of the Potential Business Combination, which will be submitted to the shareholders of the Company for their consideration. Investors and security holders of the Company are advised to read, when available, the preliminary and definitive Proxy Statement/Prospectus, as well as other documents filed with the SEC (including any amendments or supplements to the Proxy Statement/Prospectus, as applicable), in each case, before making any investment or voting decision with respect to the Potential Business Combination, because these documents contain or will contain important information about the Company and the Potential Business Combination. Shareholders will also be able to obtain copies of the Proxy Statement/Prospectus, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

The Company and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Potential Business Combination described herein under the rules of the SEC. Information about the directors and executive officers of the Company and a description of their interests in the Company and the Potential Business Combination will be set forth in the Proxy Statement/Prospectus, when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This report shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of any business combination. This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

Certain statements made in this Current Report are forward-looking statements. When used in this Current Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability of the Company to enter into a definitive agreement with respect to an initial business combination within the time provided in the Company’s amended and restated memorandum and articles of association; performance of the potential target company’s business; the risk that the approval of the shareholders of the Company for the Potential Business Combination is not obtained; failure to realize the anticipated benefits of the Potential Business Combination, including as a result of a delay in consummating the Potential Business Combination; the level of redemptions made by the Company’s shareholders and its impact on the amount of funds available in the Company’s trust account to complete an initial business combination; and those factors discussed in the Annual Report under the heading “Risk Factors,” and other documents of the Company filed, or to be filed, with the SEC. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

A SPAC III ACQUISITION CORP.

Dated: December 12, 2024

	By:	/s/ Claudius Tsang
		Name:	Claudius Tsang
		Title:	Chief Executive Officer and Chief Financial Officer

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